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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38746

Woods Investment Company, Ltd.**

(Exact name of registrant as specified in its charter)

11F-1, No. 3, Park Street, Nangang District, Taipei, Taiwan

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

Special Shares, no par value

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6n	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: No record holder of Special Shares; One record holder of Common Shares

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 27, 2022	By:	/s/ George Yeh
Name: George Yeh
Title: Director

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (08-11)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[1]

Woods Investment Company, Ltd. became the successor registrant to Taiwan Liposome Company, Ltd. in connection with a share swap transaction between the two companies on October 12, 2021. Under Rule 12g-3(a), series B-1 special shares of the Registrant (the “Special Shares”) and the common shares of the Issuer into which the Special Shares are convertible (the “Common Shares) were deemed to be registered under Section 12(g) of the Exchange Act. All of the Special Shares had been converted into Common Shares as of November 11, 2021. The number of record holders of the Special Shares was reduced recently to less than 300 persons.